Exhibit 99.1
Amsterdam, 8 October 2021

Just Eat Takeaway.com announces departure of Matt Maloney

Just Eat Takeaway.com N.V. (AMS: TKWY, LSE: JET, NASDAQ: GRUB), hereafter the “Company” or together with its subsidiaries “Just Eat Takeaway.com”, announces that Matt Maloney has decided to step down as member of the Company’s management board, effective 1 December 2021, to pursue other opportunities.

As the founder of Grubhub, Matt Maloney joined the Company’s management board following the completion of the acquisition of Grubhub on 15 June 2021. Matt has been instrumental in growing Grubhub to its current size.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “Great entrepreneurs like Matt start businesses that touch the lives of millions of people.  He has built a magnificent company and helped create hundreds of thousands of jobs across the US. We are sorry to see him leave the Company and wish him the best in his future endeavours.”

Following Matt Maloney’s resignation from the management board, the management board will comprise three managing directors.

The Management Board, 8 October 2021
Jitse Groen, CEO
Brent Wissink, CFO
Jörg Gerbig, COO

Investor Relations:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.